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	January 26, 2011	MOSCOW
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Mr. Larry Greene
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Registration Statement (333-170724) of Prospect Capital Corporation (the “Company” or the “Fund”)
Dear Mr. Greene:
     We are in receipt of your comment letter dated January 13, 2011 regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”).
     The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. These changes will be reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement.
     The Company’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in italics and followed by the corresponding response.

Mr. Larry Greene
January 26, 2011

General
     1. We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.
     The Company has noted your comment.
     2. In light of disclosure under the caption “Risk Factors — Risks Relating To Our Investments” regarding the Fund’s contemplated investments in derivative instruments, confirm that the Fund’s derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than investments that they might make. Funds are also instructed to tailor their strategy discussion, not as generic statements of policy, rather they are to describe the specific instruments in which the fund invests or will invest principally, and to tailor the risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. See Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).
     While the Company has the ability to engage in derivative transactions, it has not historically done so nor does it have any present intention of doing so. As a result, the Registration Statement only contains a brief risk factor discussing the hedging transactions it may enter into (see “Risks—We may expose ourselves to risks if we engage in hedging transactions”). The Company believes that this risk factor is sufficiently “plain English” as drafted. However, given that the Company has no present intention of engaging in derivative transactions, it is also amenable to removing the risk factor if you believe that is a better course of action.
     3. The fee table on the facing page discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.
     It is confirmed that the amount of shares registered includes over-allotment shares.
     4. Although the Fund is classified as a non-diversified company, several references appear in the document indicating that the Fund continues to diversify its

Mr. Larry Greene
January 26, 2011

portfolio or that it is diversifying its portfolio. For example, see disclosure captioned “Risk Factors — Risks Relating to Our Investment.” Please revise the disclosure.
     The disclosure has been revised accordingly. We have replaced “diversify” with “broaden” throughout the Registration Statement.
Prospectus Cover
     5. Disclosure in the second paragraph references the Fund’s intent to issue rights. Disclosure in Part C of the filing discusses the Fund’s intent to reoffer rights not taken during a rights offering. Revise the disclosure to reflect the Fund’s intent to engage in transferable and non-transferable rights offerings, as well as the risks to shareholders of the former.
     The disclosure in Part C is the standard undertaking requirement by Form N-2 for warrant or rights offerings, which due to printer error, was inadvertently missing a portion of the text. We have revised the undertaking to conform to the requirements of Form N-2.
     The Company has no present intention of conducting a rights offering, whether transferable or non-transferable, although it reserves the right to do so in the future. If the Company were to engage in a rights offering in the future, any required disclosure with respect to the rights offering, including all material risk factors, would be set forth in a prospectus supplement.
Prospectus
     6. Disclosure captioned “Prospectus Summary — The Offering” indicates that the Fund may sell common stock, or warrants, options or rights to acquire the Fund’s common stock, at a price below the current net asset value upon approval of the Fund’s directors, including a majority of its independent directors, in certain circumstances. Revise the disclosure to indicate, if accurate, that shareholders have approved this policy, the duration of that approval, and the maximum discount to net asset value at which the Fund will issue such shares.
     The disclosure has been revised accordingly.

Mr. Larry Greene
January 26, 2011

     7. Add disclosure that explains the securitization process more fully and disclose the risks to Fund shareholders, with respect to the following highlighted disclosure appearing under the caption “Risk Factors — Senior securities, including debt, expose us to additional risks, including the typical risks associated with leverage”: “We currently use our revolving credit facility to leverage our portfolio and we expect in the future to borrow from and issue senior debt securities to banks and other lenders and may securitize certain of our portfolio investments.” (Emphasis added.)
     Also, add disclosure indicating:
•	that the Fund’s investments in, or holdings of, participations in securitizations, will not be included within the Fund’s investment in eligible portfolio companies,

•	that the Fund will invest or hold no more than 30% of its assets in securitizations,

•	in plain English, the salient characteristics of a “debt securitization” and explain why the Fund may securitize loans, rather than sell them to a third party,

•	the material differences between, and the consequences of, selling versus securitization transactions. In the alternative, disclose that there are no material differences,

•	all the material risks of securitizations. Will the Fund hold any residual or subordinate interests?,

Mr. Larry Greene
January 26, 2011

•	all fees paid in connection with a securitization. Does the adviser benefit from a securitization arrangement? Does the “sale” to a special purpose vehicle or subsidiary trigger any gains (or losses) that are subject to an incentive fee?, and

•	how the securitization affects the two hundred percent asset coverage requirement under the 1940 Act.
     The disclosure has been revised accordingly. Please see “Risk Factors—If we securitize any of our assets, we will be subject to risks associated with securitization.”
Further, advise the staff as to whether:
•	the status under the 1940 Act of any subsidiary or special purpose vehicle used for the purpose of securitizing Fund assets. Will the subsidiary or SPV make a private offering of debt securities, or will it be a registered offering under the Securities Act? May that offering create the risk of liability to the Fund?, and

•	the Fund proposes to consolidate the financials of the securitization subsidiary with that of the Fund.
     The Company currently utilizes a Special Purpose Entity (“SPE”) to facilitate borrowings under its senior debt facility. Although contributions of eligible loans to this SPE are structured to qualify as true sales of such eligible loans by the Company to the SPE and the SPE is itself structured to be bankruptcy remote, this SPE is consolidated with the Company for all purposes. Such consolidated treatment was confirmed by the staff of the SEC. The primary purpose of utilizing this SPE structure was to achieve better ratings from one of the rating agencies.

Mr. Larry Greene
January 26, 2011

     The Company reserves the right in the future to enter into any type of securitization transaction permitted under the Investment Company Act of 1940, as amended (the “1940 Act”) and as such cannot provide the specific details you requested since the answers to your questions with regard to any future securitizations structure will depend upon the facts and circumstances of the specific securitization.
     8. Add disclosure to the same discussion indicating that holders of the Fund’s common shares bear all of the Fund’s expenses, including the cost and expenses associated with leverage and securitizations.
     The disclosure has been revised accordingly.
     9. Revise a subsequent sub-caption which begins with the phrase “Failure to extend our existing credit facility, which is currently scheduled to expire . . .” by disclosing the fees the Fund incurs in connection with a credit facility.
     The disclosure has been revised accordingly.
     10. Disclosure sub-captioned “We need to raise additional capital to grow because we must distribute most of our income” states that: “We have sought additional capital by borrowing from financial institutions and may issue debt securities or additional equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, we could be limited in our ability to grow, which may have an adverse effect on the value of our common stock.” (Emphasis added.) Explain the meaning of the underlined clause to the staff.
     The underlined phrase has been deleted as it is essentially redundant.
     11. Disclosure sub-captioned “Potential conflicts of interest could impact our investment returns” states that: “In the course of our investing activities, under the Investment Advisory Agreement we pay base management and incentive fees to Prospect Capital Management, and reimburse Prospect Capital Management for certain expenses it incurs.” (Emphasis added.) No such reimbursements or waivers are referenced in the expense table. It is unclear whether any such expenses are included under “Other expenses.” Confirm that no reimbursements or waivers were incurred by the Fund during the most recent fiscal year.
     All reimbursements are and any waivers would be included in “Other Expenses.” There were no waivers incurred by the Company during the most recent fiscal year.

Mr. Larry Greene
January 26, 2011

     12. Disclosure with the caption that begins with the sentence “Capital markets have recently been in a period of disruption and instability . . .” discusses the recent period of extreme market volatility. In light of the Fund’s ability to invest in foreign securities, the disclosure should refer as well to the current uncertainty regarding certain Euro zone countries and, if deemed appropriate or relevant, the recent incident referred to by some as the “flash crash.”
     Also, update the discussions appearing in this disclosure and elsewhere in the filing regarding shareholder approval to sell below net asset value.
     The disclosure has been revised accordingly, except that disclosure about the “flash crash” is not relevant and has not been included.
     13. The second paragraph of the discussion under the caption that begins with the phrase “Regulations governing our operation . . .” discusses the Fund’s ability to issue securities below net asset value. Revise that discussion to indicate the amount of dilution allowed, i.e., the maximum limit or, if applicable, the absence of any limit, and the effect on voting.
     Disclosure has been added describing the amount of dilution allowed. The risk factor entitled “If we sell common stock at a discount to net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material” contains a discussion about the effects of sales below net asset value per share on voting. As such, the Company respectfully declines to add the discussion on voting to this risk factor.
     14. The third paragraph of the discussion under the caption that begins with the phrase “Regulations governing our operation . . .” discloses that: “To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to such subsidiary. This could include the sale of interests in the loans by the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools.” Confirm that these subsidiaries will be funded with whole loans, or whether they may include interests from other pools, and confirm that all such loans will be rated.
     The Company has made no decisions regarding any future securitization and may fund any such subsidiary with whole loans, interests in other pools and rated or unrated securities.
     15. If the Fund may invest in emerging or developing market securities, revise the discussion sub-captioned “Our investments in foreign securities may

Mr. Larry Greene
January 26, 2011

involve significant risks in addition to the risks inherent in U.S. investments” to indicate that fact.
     The disclosure has been revised accordingly.
     16. Disclosure under the sub-caption that begins with the phrase “Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter . . .” discloses the following: “Although our bylaws include such a provision, such a provision may also be amended or eliminated by our Board of Directors at any time in the future, provided that we will notify the Division of Investment Management at the SEC prior to amending or eliminating this provision.” It is the view of the staff that opting in to the Maryland Control Share Acquisition Act would be acting in a manner inconsistent with §18(i) of the 1940 Act. The Fund should add disclosure to the above quoted disclosure that reflects the staff’s position. See Boulder Total Return Fund, Inc. (pub. avail. Nov. 15, 2010).
The disclosure has been revised accordingly.
     17. Update the “Senior Securities” table to reflect the latest issuance of convertible debt. Indicate whether the expense table takes into account the Fund’s recent issuance of leverage.
     A separate line item has been added to the expense table for the recent convertible debt offering.
     The information in the Senior Securities table, as required by Form N-2, is as of the end of the last ten fiscal years. The convertible debt was issued on December 21, 2010. The Company, as of the date of this filing, does not have final December 31, 2010 financial information. As such, the Company has added a sentence following the Senior Securities table explaining the issuance of the convertible debt and estimating what the asset coverage per unit would be as of December 31, 2010. In addition, disclosure has been added throughout the document discussing the convertible debt offering.
     18. Disclosure captioned “Regulation” indicates that the Fund may invest up to 10% of its assets in other investment companies. If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure. In addition, if the Fund may invest in the aforementioned funds, add appropriate disclosure to the expense table.

Mr. Larry Greene
January 26, 2011

     The Company has no present intention of making investments in hedge funds or similar vehicles. Therefore, it does not believe it necessary to add any risk factors.
     The Company invests in money market funds and, as such, its expense table contains a line item for Acquired Fund Fees and Expenses.
Closing
     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to the staff in EDGAR correspondence, or on exhibits added in any pre-effective amendment.
     Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.
     Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your opinion.
     Please advise us if you have submitted or expect to submit a no-action letter in connection with your Registration Statement.
     You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectus.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.
     Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that:

Mr. Larry Greene
January 26, 2011

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Your comments are so noted. The Company has no plans of submitting a no-action letter request in connection with its Registration Statement.
* * * * *

Mr. Larry Greene
January 26, 2011

     If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2132 or Richard Prins at (212) 735-2790. Additionally, please note that I will be out of the office through January 31, 2011. During such time, please contact Eric Requenez (212) 735-3742 with any additional comments you may have.

Sincerely,
/s/ Carmine Lekstutis
Carmine Lekstutis